EXHIBIT 99.1

News Release dated June 19, 2014, Suncor Energy and partners approve new facility to test water treatment and recycling technologies

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and partners approve new facility to test water treatment and recycling technologies

Calgary, Alberta (June 19, 2014) – Suncor Energy and five industry partners today announced an estimated $165 million funding commitment to sanction the construction of a dedicated Water Technology Development Centre (WTDC). The WTDC, to be located at Suncor’s Firebag facility, will be used to test water treatment and further develop recycling technologies. The goal of the WTDC is to shorten the timeframe needed to develop and commercialize new technologies, as well as significantly enhance existing technologies.

“The WTDC will help us speed up the pace of innovation, while collaboratively managing the risks and costs of technology development,” said Steve Williams, Suncor president and chief executive officer. “We expect to see strong benefits by conducting different tests simultaneously, using process fluids in real world conditions to pilot new technologies and prove their commercial viability.”

The centre is being pursued as a joint industry project convened under Canada’s Oil Sands Innovation Alliance (COSIA), with testing to begin by early 2017. In addition to Suncor, the partner companies include Canadian Natural Resources Limited, Devon Canada Corporation, Nexen Energy ULC, Shell Canada Energy and Husky Oil Operations Limited.

“Moving forward on the WTDC is a demonstration of the tangible progress that COSIA is making by bringing companies together to share knowledge and advance innovation,” says Dan Wicklum, chief executive of COSIA. “The research and testing conducted at the WTDC will allow participating companies to test drive more technologies than could be evaluated by each company alone. This helps to deliver our vision of accelerated environmental performance improvement in Canada’s oil sands.”

The structure of the joint industry project will see Suncor construct, own and operate the WTDC while collaborating with the other partners on design, construction and operations – including specific tests. As a dedicated test facility, the WTDC is expected to overcome the barriers that are common to field testing at commercial production facilities, which are not typically designed to accommodate simultaneous testing of water treatment technologies.

Testing priorities will include minimizing fresh water use and maximizing reliability for steam assisted gravity drainage (SAGD) production. The facility is expected to provide industry with the opportunity to develop new ways of approaching water treatment and recycling, resulting in positive environmental, social and economic outcomes.

“Water is one of the world’s most precious resources, and there is rising concern about how water is used in almost every industry and every country,” said Williams. “By working together on new technologies, we in the oil sands industry hope to deliver results sooner. Our objective is to develop new processes that will allow us to use less water, and we expect that technologies for reducing water usage will also aid in reducing industry costs – this is truly about a triple bottom line approach.”

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Longer term, the WTDC is also expected to help foster deeper technical expertise in the employees who are involved in the project, which is important to Suncor as the company continues to progress its oil sands water management strategy.

Forward-looking statements in this news release include those related to the Water Technology Development Centre, including funding commitments, benefits, priorities and goals of the technology. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Quarterly Report and Management’s Discussion & Analysis dated April 28, 2014 and Suncor’s most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Suncor media inquiries:

403-296-4000

media@suncor.com

Suncor investor inquiries:

800-558-9071

invest@suncor.com

COSIA inquiries:

Nick Brown
403-818-2889
nick.brown@cosia.ca